Exhibit 99.1

Interim condensed consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the three and nine months ended December 31, 2021

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

as at

	December 31, 2021	March 31, 2021
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2d)	23,392	30,375
Marketable securities (Note 2d)	-	10,010
Prepaids and deposits	2,038	1,354
Other receivables	604	410
	26,034	42,149
Intangible assets (Note 10)	68	71
Right-of-use assets (Note 5)	5	32
	26,107	42,252

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,338	4,073
Current portion of lease liability (Note 5)	13	34
	2,351	4,107

Shareholders' Equity
Common shares (Note 6)	83,571	79,587
Contributed surplus (Notes 7 and 8)	7,696	6,680
Accumulated other comprehensive income	216	234
Deficit	(67,727)	(48,356)
	23,756	38,145
	26,107	42,252

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Operating expenses
General and administration (Note 12)	1,990	2,093	5,821	4,516
Research and development (Note 12)	2,907	3,180	13,525	7,169

Total operating expenses	4,897	5,273	19,346	11,685

Finance income	(16)	(46)	(60)	(287)
Foreign exchange (gain) loss	(74)	111	85	77
	(90)	(65)	25	(210)

Net loss for the period	(4,807)	(5,338)	(19,371)	(11,475)
Cumulative translation adjustment	(4)	(2)	(18)	(13)
Comprehensive loss for the period	(4,811)	(5,340)	(19,389)	(11,488)

Basic and diluted loss per share for the period	(0.09)	(0.11)	(0.36)	(0.24)

Weighted average number of common shares outstanding (Note 6)	53,995,700	49,246,682	53,864,572	48,812,674

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Nine months ended December 31, 2021	Nine months ended December 31, 2020
	$	$
Operating activities
Net loss for the period	(19,371)	(11,475)
Items not involving cash
Depreciation	30	29
Stock based compensation	1,186	747
Unrealized foreign exchange	121	(29)
Accrued interest	(40)	(10)
Changes in non-cash working capital
Other receivables and deposits	(878)	(2,808)
Accounts payable and accrued liabilities	(1,735)	395
	(20,687)	(13,151)
Investing activities
Acquisition of marketable securities	(10,000)	(10,000)
Disposition of marketable securities	20,050	15,003
	10,050	5,003
Financing activities
Repayment of lease liabilities	(21)	(27)
Issuance of share capital, net of issuance costs (Note 6)	3,408	4,852
Warrant and option exercises (Notes 7 and 8)	406	3,848
	3,793	8,673

Effect of foreign exchange on cash	(139)	16
Net decrease in cash	(6,983)	541
Cash, beginning of period	30,375	22,698
Cash, end of period	23,392	23,239

Other non-cash transactions
Broker warrants issued	$-	$69

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2020	46,799,828	56,577	10,390	248	(31,067)	36,148
Stock based compensation	-	-	747	-	-	747
Warrant and option exercises	2,056,415	6,063	(2,215)	-	-	3,848
Issued on April overallotment	1,693,548	4,783	69	-	-	4,852
Cumulative translation adjustment	-	-	-	(13)	-	(13)
Net loss for the period	-	-	-	-	(11,475)	(11,475)
Balance, December 31, 2020	50,549,791	67,423	8,991	235	(42,542)	34,107

Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145
Stock based compensation	-	-	1,186	-	-	1,186
Warrant and option exercises	351,170	576	(170)	-	-	406
Issued on ATM facility (note 6)	1,671,995	3,408	-	-	-	3,408
Cumulative translation adjustment	-	-	-	(18)	-	(18)
Net loss for the period	-	-	-	-	(19,371)	(19,371)
Balance, December 31, 2021	55,570,874	83,571	7,696	216	(67,727)	23,756

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business and going concern

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has five wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBIBC”) (British Columbia), Medicenna Australia PTY Ltd (“MAL”) (Australia) and Medicenna Therapeutics UK Limited (“MTU”). Medicenna is traded on both the Toronto Stock Exchange and the Nasdaq Capital Market (“NASDAQ”) under the symbol ‘’MDNA”. On March 30, 2021, the company set up it’s wholly owned subsidiary MAL and on April 15, 2021 set up its wholly owned subsidiary MTU.

As at December 31, 2021, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $67.7 million as of December 31, 2021. With current revenues only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for MDNA55, MDNA11 and the BiSKITsTM platform and the commercialization of MDNA55 is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners.

The accompanying interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The going concern basis contemplates the realization of assets and the settlement of liabilities in the normal course of business as they come due for the foreseeable future. Management has forecasted that the Company’s current level of cash is expected to be able to fund operations through Q4 of fiscal 2023. The Company is actively pursuing additional financing to further develop certain of the Company’s scientific initiatives, but there is no assurance these initiatives will be successful, timely or sufficient. Consequently, the Company’s ability to continue as a going concern beyond the Q4 of fiscal 2023 is dependent on its ability to secure additional financing. These circumstances cast significant doubt as to the ability of the Company to continue as a going concern and, hence, the appropriateness of the use of accounting principles applicable to a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. Medicenna has implemented health and safety measures in accordance with health officials and guidance from local government authorities. Further, the pandemic has had an impact on the Company’s third-party vendors resulting in delays in receiving components and supplies which delayed our ability to start certain studies and could result in development delays including the ongoing and planned clinical activities related to MDNA11. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

5

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2021.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on February 8, 2022.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, the functional currency of MTU is the UK pound sterling, and the presentation currencies of both Companies is the Canadian dollar.

c)	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited interim condensed consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited interim condensed consolidated financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2021. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the nine months ended December 31, 2021, are not necessarily indicative of the results that may be expected for the full year ended March 31, 2022. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2021.

d)	Cash and cash equivalents and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates with a maturity of 90 days or less and are readily redeemable for cash. The Company has classified its cash and cash equivalents at fair value through profit or loss.

6

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies

d)	Cash and cash equivalents and marketable securities cont’d

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

3.	Capital disclosures

The Company’s objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

There were no changes to the Company’s capital management policy during the period. The Company is not subject to any externally imposed capital requirements.

4.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the interim condensed consolidated statements of financial position consist of cash and cash equivalents, marketable securities, government and other receivables, and accounts payable and accrued liabilities. The fair value of these instruments, approximate their carrying values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net income at each year-end.

Other receivables, prepaids and deposits are measured at amortized cost less impairments.

Accounts payable and accrued liabilities are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency, and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

7

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Financial risk management cont’d

(b)	Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company manages credit risk associated with its cash and cash equivalents and marketable securities by maintaining minimum standards of R1-med or A-high investments.

(c)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at December 31, 2021, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the period ended December 31, 2021 of $666 thousand (December 31, 2021 - $495 thousand).

Balances in US dollars are as follows:

	December 31, 2021	March 31, 2021
	$	$
Cash and cash equivalents	6,551	9,593
Accounts payable and accrued liabilities	(1,298)	(2,147)
	5,253	7,446

5.	Right-of-use asset and lease liability

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the year as incurred.

The carrying amounts of the Company’s right-of-use asset and lease liability and movements during the period ended December 31, 2021 were as follows:

8

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

5.	Right-of-use asset and lease liability cont’d

	Right-of-Use Asset	Lease Liability
	$	$
Balance, March 31, 2021	32	34
Depreciation	(27)	-
Lease payments	-	(23)
Lease interest	-	2
Balance, December 31, 2021	5	13

Classification:
Current portion of lease liability	-	13
Long-term portion of lease liability	-	-
	-	13

6.	Share capital

Authorized

Unlimited common shares

Equity Issuances

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering). The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. As of December 31, 2021, the Company has issued 3,070,352 common shares raising total gross proceeds of $10.8 million to date. During the three and nine months ended December 31, 2021, the Company issued 1,671,995 common shares raising total gross proceeds of $3.7 million to date.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the three and nine months ended December 31, 2021 and 2020, the calculation was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Common shares issued and outstanding, beginning of year	53,843,785	48,924,037	53,547,709	46,799,828
Shares issued on overallotment	-	-	-	1,601,173
ATM issuances	135,453	-	135,453	-
Effect of warrants and options exercised	16,462	322,645	181,410	411,673
Weighted average shares outstanding, end of period	53,995,700	49,246,682	53,864,572	48,812,674
Common shares issued and outstanding, end of period	55,570,874	50,549,791	55,570,874	50,549,791

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

9

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

7.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Warrants outstanding at March 31, 2020	7,315,711	$1.86
Broker warrants issued in overallotment	118,548	3.10
Warrants exercised during the period	(283,184)	1.92
Warrants outstanding at June 30, 2020	7,151,075	$1.88
Warrants exercised during the period	(73,915)	2.01
Warrants outstanding at September 30, 2020	7,077,160	$1.88
Warrants exercised during the period	(1,605,725)	1.94
Warrants outstanding at December 31, 2020	5,471,435	$1.86
Warrants exercised during the period	(1,452,442)	1.99
Warrants outstanding at March 31, 2021	4,018,993	$1.82
Warrants expired during the period	(18,000)	2.00
Warrants exercised during the period	(169,246)	1.59
Warrants outstanding at June 30, 2021	3,831,747	$1.83
Warrants exercised during the period	(41,950)	1.57
Warrants outstanding at September 30, 2021	3,789,797	$1.83
Warrants exercised during the period	(55,094)	1.30
Warrants outstanding at December 31, 2021	3,734,703	$1.84

The following warrants were exercised during the nine months ended December 31, 2021:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
50,000	1.20	60,000	December 21, 2023
71,744	1.30	93,267	October 17, 2021
144,546	1.75	252,955	October 17, 2022
266,290		406,222

At December 31, 2021, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
770,161	3.10	March 17, 2022
1,661,542	1.75	October 17, 2022
1,303,000	1.20	December 21, 2023
3,734,703

10

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

8.	Stock options

During the nine months ended December 31, 2021, the Company granted 968,056 stock options at an average exercise price of $3.72 per share. 812,706 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 20,000 stock options granted to a consultant vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life. 135,350 options were granted to Directors of the Company at a price of $3.14 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

During the nine months ended December 31, 2020, the Company granted 280,084 stock options exercisable at $5.11 per share. 142,464 of the options granted to the Company’s officers vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; 62,620 stock options granted to the Company’s Board of Directors vest 50% immediately and 50% after one year and have a five-year life; and 75,000 stock options granted to a consultant vest monthly over 48 months and have a 10-year life.

Stock option transactions for the nine months ended December 31, 2021 and 2020 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2020	4,130,000	$1.56
Forfeited	(3,577)	1.00
Exercised	(21,423)	1.00
Balance outstanding at June 30, 2020	4,105,000	$1.56
Forfeited	(160,361)	1.72
Exercised	(52,139)	1.29
Balance outstanding at September 30, 2020	3,892,500	$1.56
Granted	280,084	5.11
Forfeited	(4,971)	1.00
Exercised	(20,029)	1.00
Balance outstanding at December 31, 2020	4,147,584	$1.80
Granted	170,000	5.19
Forfeited	(15,381)	1.00
Exercised	(147,119)	1.67
Balance outstanding at March 31, 2021	4,155,084	$1.96
Granted	370,000	4.66
Forfeited	(62,480)	5.11
Balance outstanding at June 30, 2021	4,462,604	$2.14
Granted	598,056	3.14
Forfeited	(84,880)	1.47
Exercised	(302,640)	3.28
Balance outstanding at September 30, 2021	4,673,140	$2.17
Balance outstanding at December 31, 2021	4,673,140	$2.17

11

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

8.	Stock options cont’d

The following table summarizes information about stock options outstanding at December 31, 2021:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	1,955,000	6.74	1.17	1,390,000	1.15
2.00-2.99	1,550,000	5,20	2.06	1,600,000	2.09
3.00-5.19	1,168,140	6.85	4.00	31,310	5.11
	4,673,140	6.02	2.17	3,021,310	1.69

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Nine months ended December 31, 2021	Year ended March 31, 2021

Exercise price	$3.14-4.85	$5.11-5.19
Grant date share price	$3.14-4.85	$5.11-5.19
Risk free interest rate	1.0%	1.0%
Expected life of options	5 years	5 years
Expected volatility	90%	103%
Expected dividend yield	-	-
Forfeiture rate
Weighted average fair value of options granted during the period	$2.58	$4.01

9.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company was eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for MDNA55. As of December 31, 2021, the grant with CPRIT is complete.

Of the US$14.1 million grant approved by CPRIT, Medicenna received US$14.1 million from CPRIT as at December 31, 2021. Amounts received (US$1.1 million) were recorded as a reduction in research and development expenses in the nine months period ended December 31, 2021 (Note 12).

Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5%. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

12

Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

10.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of $0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at December 31, 2021, the Company’s intangible assets have a remaining capitalized net book value of $68 thousand (March 31, 2021 - $71 thousand).

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at December 31, 2021, the Company is obligated to pay the following:

•	Patent licensing costs due within 12 months totaling $190 thousand.
•	Patent licensing costs, including the above, due within the next five years totaling $1.6 million.
•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.3 million will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.0 million and an additional US$2.0 million in sales milestones.
•	A liquidity payment of $0.3 million is due to the National Institute of Health (“NIH”), which represents the remaining payments resulting from the Company’s liquidity event in March 2017.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs	190	862	583	1,635
Lease payments	13	-	-	13
Liquidity event payment	331	-	-	331

As at December 31, 2021, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $13.8 million, of which $10.8 million has been paid or accrued as at December 31, 2021. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

11.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer, Chief Medical Officer and Chief Scientific Officer) and directors, earned the following compensation for the following periods:

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Medicenna Therapeutics Corp.
Notes to the interim condensed consolidated financial statements (unaudited)
For the Three and Nine months ended December 31, 2021 and 2020
(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

11.	Related party disclosures cont’d

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Salaries and wages	511	518	1,272	1,006
Board fees	77	106	217	171
Stock option expense	349	313	895	635
	937	937	2,384	1,812

(b)	Amounts payable to related parties

As at December 31, 2021, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.1 million, (2020 - $0.1 million) related to board fees and accrued vacation.

12.	Components of Expenses

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
General and Administration Expenses	$	$	$	$

Depreciation expense	10	10	30	30
Stock based compensation	232	240	676	464
Facilities and operations	109	92	291	225
Public company expenses	1,351	1,419	4,116	3,201
Salaries and benefits	288	332	708	596
	1,990	2,093	5,821	4,516

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
Research and Development Expenses	$	$	$	$

Chemistry, manufacturing, and controls	173	528	6,588	1,558
Regulatory	69	251	458	599
Discovery and pre-clinical	522	861	2,822	1,574
Clinical	934	271	1,956	999
Salaries and benefits	751	462	2,061	982
Licensing, patent, legal fees and royalties	255	664	783	1,080
Stock based compensation	194	104	511	283
CPRIT grant claimed in eligible expenses (Note 9)	-	-	(1,753)	-
Other research and development expenses	9	39	99	94
	2,907	3,180	13,525	7,169

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